SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 December, 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 19 December, 2008 re: Holding(s) in Company

For filings with the FSA include the annex For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	LLOYDS TSB GROUP

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3) :
5. Date of transaction (and date on which the threshold is crossed or reached if different):	16/12/2008
6. Date on which issuer notified:	17/12/2008
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
0870612	299,156,407	299,156,407	66,439,790	66,439,790	226,269,489	1.11	3.79

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
292,709,279	4.90%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Name of the Company/Fund	Number of Shares	% of issued share capital

Alliance Capital Management Direct	3,561,500.00	0.05963
AXA Direct	11,447,057.00	0.19165
AXA Australia Indirect	58,200.00	0.00097
AXA Colonia Konzem Direct	31,454,00	0.00053
AXA Financial, Inc Indirect	207,914,150.00	3.48098526
AXA Framlington Indirect	7,148,263.00	0.12
AXA France Indirect	3,895,422.00	0.065218777
AXA IM UK Direct	40,294,315.00	0.674624198
AXA IM UK Indirect	1,955,845.00	0.032745571
AXA Rosenberg Direct	2,079,039.00	0.034808137
AXA Rosenberg Indirect	5,297,609.00	0.088694775
AXA Winterthur Direct	9,025,816.00	0.151113969
Sun Life International (IOM) Ltd Direct	609.00	0.01961

Total Direct	66,439,790	1.11236
Total Indirect	226,269,489	3.78830
TOTAL	292,709,279	4.90066

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14 Contact name:	Kyere Tabiri
15. Contact telephone n umber :	020 7003 1510

For notes on how to complete form TR-1 please see the FSA website.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  19 December, 2008